QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The Pep Boys—Manny, Moe & Jack

(Name of Subject Company (Issuer))

TAJ Acquisition Co.

and

Bridgestone Retail Operations, LLC

(Names of Filing Persons (Offerors))

Common Stock, $1.00 par value
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Christopher Nicastro
Vice President, General Counsel
Bridgestone Americas, Inc.
535 Marriott Drive
Nashville, Tennessee 37214
(615) 937-1000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
R. Scott Cohen
David A. Kern
Alain A. Dermarkar
Jones Day
2727 N. Harwood Street
Dallas, TX 76021
(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$835,156,365	$84,100.25

*     Estimated for purposes of calculating the amount of the filing fee only. Calculated by (1) multiplying the offer price of $15.00 per share of common stock, par value $1.00 per share ("Shares"), of The Pep Boys—Manny, Moe & Jack, a Pennsylvania corporation ("Pep Boys"), by 55,677,091 Shares, which is the sum of (1) 54,108,894 Shares issued and outstanding (including all shares entitled to vote in the election of directors of Pep Boys or on the adoption of the Agreement and Plan of Merger (as defined below), if applicable), (2) 1,548,197 Shares which Pep Boys would be required to issue upon the conversion, exercise or exchange of outstanding stock options under the Pep Boys 2014 Stock Incentive Plan, and (3) up to 20,000 Shares issuable with respect to the current offering period under The Pep Boys Employee Stock Purchase Plan.

**   The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is being filed by Bridgestone Retail Operations, LLC, a Delaware limited liability company ("BSRO"), and TAJ Acquisition Co., a Pennsylvania corporation ("Purchaser"), a wholly owned subsidiary of BSRO. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding Shares at a purchase price of $15.00 per Share, net to the holders thereof, in cash (the "Offer Price"), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2015 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (the "Agreement and Plan of Merger"), a copy of which is attached as Exhibit (d) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.    Summary Term Sheet.

The information set forth in the section entitled "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The name of the subject company and the issuer of the securities to which this Schedule TO relates is The Pep Boys—Manny, Moe & Jack. Pep Boys' principal executive offices are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania, and its telephone number at such principal executive offices is (215) 430-9000.

(b)   This Schedule TO relates to Purchaser's offer to purchase all outstanding Shares. According to Pep Boys, as of November 12, 2015 there were (1) 54,108,894 Shares issued and outstanding, (2) outstanding options to purchase Shares under the Pep Boys 2014 Stock Incentive Plan to purchase 1,548,197 Shares, (3) 528,118 Shares issuable pursuant to restricted stock unit awards granted pursuant to the Pep Boys 2014 Stock Incentive Plan that vests over the passage of time (including any such award that previously became vested, but which was deferred by the holder), (4) 604,614 Shares issuable pursuant to restricted stock unit awards granted pursuant to the Pep Boys 2014 Stock Incentive Plan that vests based on the level of achievement of performance goals, (5) notional investments in 25,624 Shares under the Pep Boys Deferred Compensation Plan, as amended and restated effective as of January 31, 2014, and (6) up to 20,000 Shares issuable with respect to the current offering period under the Pep Boys Employee Stock Purchase Plan. The information set forth in the section entitled "Introduction" in the Offer to Purchase is incorporated herein by reference.

(c)    The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

This Schedule TO is filed by BSRO and Purchaser. The information set forth in Section 9—"Certain Information Concerning Purchaser and BSRO" of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections entitled "Summary Term Sheet" and "Introduction" and Sections 8, 9, 10 and 11—"Certain Information Concerning Pep Boys," "Certain Information Concerning Purchaser and BSRO," "Background of the Offer; Contacts with Pep Boys" and "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections entitled "Summary Term Sheet" and "Introduction" and Sections 6, 7, 10, 11 and 14—"Price Range of Shares; Dividends," "Certain Effects of the Offer," "Background of the Offer; Contacts with Pep Boys," "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

The information set forth in Section 12—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11—"Certain Information Concerning Pep Boys," "Certain Information Concerning Purchaser and BSRO," "Background of the Offer; Contacts with Pep Boys" and "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 10, 11 and 17—"Background of the Offer; Contacts with Pep Boys," "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a)(1) The information set forth in Sections 9, 10, 11 and 13—"Certain Information Concerning Purchaser and BSRO," "Background of the Offer; Contacts with Pep Boys," "Purpose of the Offer and Plans for Pep Boys;

Transaction Documents" and "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for Pep Boys; Transaction Documents," "Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—"Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 16—"Dissenters' Rights—Litigation Related to the Offer and Merger" is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)*	Offer to Purchase, dated November 16, 2015.
(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of joint press release issued by BSRO and Pep Boys, dated October 26, 2015 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by BSRO and Purchaser with the Securities and Exchange Commission on October 26, 2015)
(a)(1)(G)*	Text of summary advertisement, as published in the The New York Times on November 16, 2015
(a)(1)(H)*	Text of press release of BSRO announcing launch of Tender Offer, dated November 16, 2015
(a)(5)(A)*	Text of Class Action/Derivative Complaint, dated November 10, 2015 (Stephen Bushansky v. Robert H. Hotz, et al.)
(d)	Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pep Boys with the Securities and Exchange Commission on October 26, 2015)
(g)	Not applicable
(h)	Not applicable

*    Filed herewith

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

 SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRIDGESTONE RETAIL OPERATIONS, LLC
By:	/s/ STUART CRUM Name: Stuart Crum Title: President
TAJ ACQUISITION CO.
By:	/s/ STUART CRUM Name: Stuart Crum Title: Executive Vice President and Secretary

Dated: November 16, 2015

 EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated November 16, 2015.
(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of joint press release issued by BSRO and Pep Boys, dated October 26, 2015 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by BSRO and Purchaser with the Securities and Exchange Commission on October 26, 2015)
(a)(1)(G)*	Text of summary advertisement, as published in the The New York Times on November 16, 2015
(a)(1)(H)*	Text of press release of BSRO announcing launch of Tender Offer, dated November 16, 2015
(a)(5)(A)*	Text of Class Action/Derivative Complaint, dated November 10, 2015 (Stephen Bushansky v. Robert H. Hotz, et al.)
(d)	Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pep Boys with the Securities and Exchange Commission on October 26, 2015)
(g)	Not applicable
(h)	Not applicable

*    Filed herewith

QuickLinks

  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3 .
SIGNATURES
EXHIBIT INDEX